Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2022 of Tricon Residential Inc. of our report dated February 28, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333 - 260043) and Form S-8 (No. 333 - 261526) of Tricon Residential Inc. of our report dated February 28, 2023 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form which is filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 28, 2023
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.